UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)


                           Pharmacia & Upjohn, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   616130 50 4
                                (CUSIP Number)
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

 Eva Persson                                                            with copies to:
 AB Volvo                                                               Maureen Brundage, Esq.
 S-405 08 Goteborg                                                      Timothy B. Goodell, Esq.
 Sweden                                                                 White & Case
 46-31-590000                                                           1155 Avenue of the Americas
                                                                        New York, New York 10036


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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                 June 25, 1996
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                 ____________

Check the following box if a fee is being paid with this statement ( ).
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                                 SCHEDULE 13D
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


   CUSIP No. 616130 50 4                                      Page 2 of   Pages
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
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AB Volvo

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                      (b) ( )

   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          00
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              ( )

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Sweden

  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           0<F1>
  WITH                              8      SHARED VOTING POWER
                                           0<F1>

                                    9      SOLE DISPOSITIVE POWER
                                           0<F1>

                                    10     SHARED DISPOSITIVE POWER
                                           0<F1>
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              ( )

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0<F1>
  14      TYPE OF REPORTING PERSON

          CO


<F1>  AB Volvo may be deemed to be the beneficial owner of the shares of Common Stock owned by Sotrof Aktiebolag.  Such shares of
Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by AB Volvo and Sotrof
Aktiebolag.
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                                 SCHEDULE 13D
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


   CUSIP No. 616130 50 4                                      Page 2 of   Pages
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
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sotrof Aktiebolag (formerly known as Fyrstegen AB)

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ( )
                                                             (b) ( )

   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          00
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                     ( )

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Sweden

  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           69,765,766
  WITH                              8      SHARED VOTING POWER


                                    9      SOLE DISPOSITIVE POWER
                                           69,765,766

                                    10     SHARED DISPOSITIVE POWER

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                     ( )

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.7%
  14      TYPE OF REPORTING PERSON

          CO

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ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 2 ("Amendment No. 2") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Pharmacia & Upjohn, Inc. (the "Company"), a corporation organized and existing under the laws of the State of Delaware, the principal executive offices which are located at Knyvett House, The Causeway, Staines, Middlesex TW18 3BA, England. The purpose of this Amendment No. 2 is to amend and supplement Amendment No. 1 to the Schedule 13D dated January 11, 1996 ("Amendment No. 1") filed by AB Volvo
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("Volvo") and Fyrstegen AB, which amends and restates the Schedule 13D dated
November 2, 1996 filed by AB Volvo ("Volvo") and AB Fortos (such Schedule 13D as amended and restated in Amendment No. 1, the "Schedule 13D").


ITEM 2.   IDENTITY AND BACKGROUND

          Items 2(a) and (c) of the Schedule 13D are hereby amended and supplemented as follows:

          (a) This Amendment No. 2 is being filed by (i) Volvo, a corporation organized and existing under the laws of the Kingdom of Sweden and (ii) Sotrof Aktiebolag, formerly known as Fyrstegen AB, a corporation organized and existing under the laws of the Kingdom of Sweden ("Sotrof"). Sotrof is a direct wholly-owned subsidiary of AB Fortos, a corporation organized and existing under the laws of the Kingdom of Sweden, which is a direct wholly-owned subsidiary of Volvo. The name of Fyrstegen AB was changed to "Sotrof Aktiebolag" pursuant to an amendment to the company's Articles of Association, effective as of May 21, 1996.

          (b) The principal business activity of Sotrof is the ownership and administration of shares quoted on stock exchanges and other securities and activities related thereto. Sotrof is authorized to conduct such business activity pursuant to an amendment to the company's Articles of Association, effective as of May 21, 1996.


ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

          On June 25, 1996, Volvo issued a press release announcing that it has decided to proceed, subject to market conditions, with a global offering of a majority of its holding of Common Stock, comprising a total of 46,000,000 shares with an option for underwriters to purchase an additional 6,900,000 shares to cover possible over-allotment. This offering is consistent with Volvo's stated intention of concentrating its resources on its vehicle and transport equipment operations. The full text of the press release is set forth as Exhibit 1 and is incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

          Soren Gyll, President and Chief Executive Officer of Volvo, currently is a director of the Company. Goran Linden, currently a director of the Company, is no longer an executive officer of Volvo or a director of Sotrof.
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                Description

     1         Press Release issued by Volvo on June 25, 1996
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 1996

                              AB VOLVO


                              By: /s/ Fred Bodin
                                 Name:   Fred Bodin
                                 Title:  Senior Vice President


                              By: /s/ Jan Engstrom
                                 Name:   Jan Engstrom
                                 Title:  Senior Vice President
                                         and Chief Financial Officer


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 1996

                              SOTROF AKTIEBOLAG


                              By: /s/ Fred Bodin
                                 Name:   Fred Bodin
                                 Title:  Member of the Board


                              By: /s/ Jan Engstrom
                                 Name:   Jan Engstrom
                                 Title:  Member of the Board